# HENNION & WALSH, INC.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORMX-17A-5
## PART III

SEC FILE NUMBER
8-41988

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    ----'0'-'l""/0"'l'--'/1=8__    AND ENDING    __ _J'"-2/e,,3_.!Jl/C!.l,, 8_
                                          MM/DD/YY                                      MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID.NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

| Parsippany | NJ | 07054-1018 |
| --- | --- | --- |
| (City) | (State) | (ZipCode) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hoffmann                                                            (800) 836-8240
                                                                        (Area Code - Telephone No.)

---

### B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith **+** Brown PC

(Name - if individual, state last, first, middle name)

| 200 Jefferson Park, Suite 400 | Whippany | NJ | 07981 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (ZipCode) |

**CHECK ONE:**

Certified Public Accountant

D Public Accountant

D **Accountant not resident in United States or any of its possessions.**

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption Ji-om the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. I 7a-5(e)(2).SEC 1410 (3-91)

# HENNION & WALSH, INC.

## TABLE OF CONTENTS

**This report contains (check all applicable boxes):**

[x]    Independent Auditors' Report.
[x]    Facing Page.
[x]    Statement of Financial Condition.
[  ]   Statement of Operations.
[  ]   Statement of Changes in Stockholders' Equity.
[  ]   Statement of Cash Flows.
[  ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[  ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule I 5c3-I
                under the Securities Exchange Act of 1934.
[  ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[  ]   Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule I 5c3-3 under the Securities Exchange Act of 1934 (not
                applicable).
[  ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3•1 (included with Computation of Net Capital and the
                Determination of Reserve Requirements Under Rule 15c3-3.
[  ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
                Condition With Respect to Methods of Consolidation (not applicable).
[x]    An Affirmation.
[  ]   A copy of the SIPC Supplemental Report.
[  ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).
[  ]   Repm1 oflndependent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[  ]   Management Statement Regarding Exemption from Rule 15c3-3

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3}.*

## AFFIRMATION

I, Debbie Hoffmann, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Hennion & Walsh, Inc. for the year ended December 31, 2018, are trne and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a cnstomer.


Signature

Chief Financial Officer
Title

Snbscribed and sworn
to before me

Kristina L Von Tetzlaff
Notary Public
New Jersey
My Commission Expires 3-22-20

# HENNION & WALSH, INC.

**Index**
**December 31, 2018**

withum

ADVISORY  TAX  AUDIT

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Hennion & Walsh, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Hennion &  Walsh, Inc. (the "Company"),  as of December 31, 2018, and the related notes (collectively referred to as the "financial statement").  In  our opinion, the  financial  statement  presents  fairly,  in  all  material  respects,  the  financial  position  of  the  Company   as   of December 31, 2018, in conformity with accounting principles generally accepted in the United States of  America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB")  and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform  the  audit  to  obtain  reasonable  assurance  about  whether  the  financial  statement  is  free  of  material misstatement,  whether  due  to  error  or  fraud.  Our  audit  included  performing  procedures  to  assess  the  risks  of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall          presentation  of  the  financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2011.

Whippany, New Jersey
February 27, 2019

**WithumSrnith+B.-own, PC** 200 Jefferson Park, Suite 400, Whippany, New Jorscy 0'/981-1070 **T** (9731898 %9/1    **F** (9'131 898 0686   **withum,com**

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# HENNION & WALSH, INC,

**Statement of Financial Condition**
**December 31, 2018**

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 174,861 |
| Marketable securities owned, at fair value | 10,048,321 |
| Due from clearing broker | 1,650,036 |
| Interest receivable | 139,056 |
| Property and equipment, net | 215,771 |
| Intangible assets, net | 694,032 |
| Due from employees | 260,500 |
| Other assets | 224,822 |
| **Total assets** | **$13,407,399** |

**Liabilities and Stockholders' Equity**

**Liabilities:**

| | |
|---|---:|
| Marketable securities sold, not yet purchased - at fair value | $ 4,400,944 |
| Accounts payable and accrued expenses | 1,749,490 |
| Due to affiliates | 398,582 |
| Deferred broker credit | 278,470 |
| Interest payable | 83,728 |
| Deferred rent liability | 221,539 |
| Capital lease liability | 134,602 |
| **Total liabilities** | **7,267,355** |

**Commitments and Contingencies (see Notes 11 and 12)**

**Stockholders' Equity**

| | |
|---|---:|
| Common stock, no par value; 2,500 shares authorized; 210 shares issued and outstanding | 15,000 |
| Additional paid-in capital | 897,262 |
| Retained earnings | 5,227,782 |
| **Total stockholders' equity** | **6,140,044** |
| **Total liabilities and stockholders' eqnity** | **$13,407,399** |

The accompanying notes are an integral pa11 of this financial statement.

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December31,2018

**Note 1.**  **Nature of Operations**

Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial and Industl'y Regulato1y Agency ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

**Note 2.**  **Summary of Significant Accounting Policies**

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the repo1ted amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of this financial statement. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments. consisting of money market fund investments and time deposits with original maturities of three months or less.

### Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fafr value due to the short-term nature and negligible credit risk. These instruments include cash, shott-term receivables, accounts payable, and other liabilities.

### Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair vaJue is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ..exit price") in an ordel'ly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market. valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vaty fom security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December 31, 2018

### Note 2. Summary of Significant Accounting Policies (Continued)

established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety fal1s, is detennined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carded at fafr value based on market quotes. Equity secul'ities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with US OAAP. Both realized and unrealized gains and/or losses recognized in the current earnings.

### Dne from/to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

### Property and Equipment, Net

Property and equipment are stated at cost; less accumulated depreciation and amortization, The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the useful lives of three to five years. An1011ization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

### Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no loss for the year ended December 31, 2018.

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December 31, 2018

**Note 2.    Summary of Significant Accounting PolicJes (Continued)**

**Income Taxes**

The Company has elected to have its income taxed under Section 1362 {Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statement. The Company is subject to various minimum state filing fees.

The stockholders of the Company have concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statement. This detetmination will be subject to ongolng reevaluation as facts and circumstances may require.

**Deferred Broker Credit**

In 2013, the Company received $1,800,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a seven year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2018. the balance of the deferred broker credit was $278,470.

**New Accounting Pronouncement**

In May 2014. FASB issued ASU 2016 ◊02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's leases will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance became effective on Janua1y 1, 2019. The effect of grossing up the assets and liabilities as of January 1, 2019 will have a significant impact.

**Note 3.    Related Party Transactions**

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $1,174,161. These expenses include rent, payroll and various office expenses. Total reimbursed income amounted to $1,729,972. This income includes advisory management fees paid by the clients which is collected by our clearing firm on behalf of our affiliate. The net payable totaled $398;582 as of December 3l, 2018 and is non^M interest bearing.

In April 2013, in order to finance the purchase of shares of common stock of the Company, three employees made capital contiibutions, in the amount of $217,158, with a pledge of promissory notes to the Company. The promissory notes commenced on May 1, 2013, with 60 monthly payments of $l,240. Each note bears interest at a rate of 1.09% per annum. As of December 31, 2018, the notes were paid in full.

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December 31, 2018

**Note 4,     Intangible Assets**

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research. Inc., and P.M.K. Capital Advisors, Inc. (PMK, both Florida corporations, at a total cost of $2.650,000.  As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

This customer list is being amortiz.ed on the straight◆line method over a life of ten years. Amortization expense for the year ended December 31, 2018 aggregated $138,804. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

The Company's future amol'tization expense of customer list is as follows:

| Year Ending December 31, 2018 | Amounts |
|---|---|
| 2019 | $    138,806 |
| 2020 | 138,806 |
| 2021 | 138,806 |
| 2022 | 138,807 |
| 2023 | 138,807 |
| | $    694,032 |
| Intangible assets at December 31, 2018 | $    1,545,559 |
| Accumulated amortization | (851.527) |
| Net value | S    694,032 |

**Notes.     Property and Equipment**

Major classes of property and equipment consist of the following at Decembet 31, 2018:

| | |
|---|---|
| Furniture and equipment | $    372,718 |
| Leaseho]d improvements | 141,698 |
| Lease equipment under capital lease | 162.409 |
| | 676,825 |
| Less: accumulated depreciation and amortization | (461,054) |
| Net property and equipment | $    215,771 |

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December 31, 2018

### Note 6. Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as ofDecember 31, 2018.

| | Levell | Levell | Level3 | Total |
|---|---|---|---|---|
| **Assets (at fair value)** | | | | |
| **Securities owned** | | | | |
| Corporate debt securities | $ - | $ 8,198,514 | $ - | $ 8,198,514 |
| Government debt securities | - | 1,848,795 | - | 1,848,795 |
| Equity securities | 254 | 758 | | l,012 |
| Total | $ 254 | $ 10,048,067 | $ - | $10,048,321 |
| **Liabilities (at fair value)** | | | | |
| **Securities sold, not yet purchased** | | | | |
| Corporate debt securities | $ - | $ 3,897,712 | $ - | $ 3,897,712 |
| Government debt securities | - | 503,232 | - | 503,232 |
| Equity securities | - | - | - | - |
| Tota.l | $ - | $ 4,400,944 | $ - | $ 4,400,944 |

There were no transfers between levels ofthe fair value hiet'archy for assets and liabilities measured at fair value during the year 20 J 8.

### Note 7. Regulatory Requirements

As a registered municipal secmities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c�3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31. 2018, the Company had net capital of $3,234,906 which was $2.984,906 in excess of its required net capital of $250,000. The Company's net capital ratio was .89 to 1 at December 31, 2018.

### Note 8. Concentration of Credit Risk

The Company is engaged 1n various trading and brokerage activities in which counterparties pr.imarily mclude brokerMdealers, banks and other financial hstitutions. ilthe event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk ofdefault dependsonthecreditworthinessofthe counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing ofeach counterparty,

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has 11ot expedenced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

# HENNION & WALSH, INC.

## Notes to Statement of Financial Condition
## December 31, 2018

### Note 9. Risk and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

### Note 10. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to partkipate after one year of service with the Company. The Company's contribution amounted to $99,574 for the year ended December 31, 2018.

### Note 11. Commitments

The Company has ()bligation.s under operatinglease agreements for equipment andoffice space, These leases will statt to expire in 2022.

The Company's futul'e minimum lease commihnents under real estate leases are as follows:

| Year Ending December 31, 2018 | Total Commitments |
|---|---|
| 2019 | 721,008 |
| 2020 | 724,576 |
| 2021 | 728,252 |
| 2022 | 732,037 |
| 2023 | 370,031 |
| Thereafter | 161,512 |
| | $ 3,437,416 |

In January 2018, the Company entered into a five year capital lease agreement for furniture for their Boca Raton, Florida location, The value of the capital lease asset and corresponding lease liability at December 31, 2018 is $162,409.

### Note 12. Litigation

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition ofthese matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcomes in these cases, the Company could recognize a loss ranging from $0 to $2,200,000. The Company has reserved approximately $752,000 against a possible loss.